Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

BATTLE MOUNTAIN GOLD INC. ANNOUNCES EXTENSION OF OPTION AGREEMENT

Vancouver, British Columbia – March 26, 2015, – Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce an extension to April 13, 2017, of the time period (the “Exercise Period”) required to exercise the option (the “Option”) for its subsidiary Battle Mountain Gold (USA), Inc. (“BMG-USA”) to acquire a 40% interest in the Phoenix Joint Venture. Upon exercise of this option, BMG-USA, will acquire a 40% interest in the Lewis gold-silver property, which lies near the town of Battle Mountain in Nevada.

On March 13, 2013, the Company’s wholly owned subsidiary, BMG Mining Inc. (formerly known as Battle Mountain Gold Inc.) (“BMG”) and BMG’s wholly owned subsidiary, BMG-USA, entered into an option agreement (the “Option Agreement”) with Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) under which BMG-USA was granted an option to acquire NRC’s 40% interest in the Phoenix Joint Venture. The Option Agreement was previously amended on October 23, 2013, and March 10, 2014, to extend the Exercise Period.

On April 21, 2014, NRC provided notice to BMG and BMG-USA that NRC has assigned the cash receivables owing from BMG or its BMG-USA to NRC under the Option agreement to NRC’s parent company, Golden Predator US Holding Corp. (“Golden Predator”).

Prior to May 14, 2014, the Company, through BMG, has paid C$100,000 in cash and issued 2,000,000 common shares at C$0.15 per share in order to keep the Option in good standing. In order to exercise the Option, BMG is required to make a payment during the Exercise Period (the “Final Payment”) to Golden Predator of C$1,600,000 in either cash or common shares of the Company (the “Common Shares”) at the sole option of BMG.

BMG-USA and NRC have now entered into a third letter agreement (the “Third Amendment”) to extend the Exercise Period to April 13, 2017. The Third Amendment provides that the Final Payment may be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company, BMG or BMG-USA having raised an aggregate total of more than $10 million dollars. If shares of the Company are to be issued, the Third Amendment also provides for agreement as to the price at which shares due are to be issued for the Final Payment.

As consideration for the Third Amendment, the Company has agreed to issue 1,000,000 Common Shares to Golden Predator by (i) issuing 500,000 Common Shares on or before March 31, 2015 (the “Extension Shares”); and (ii) issuing 500,000 Common Shares on or before October 31, 2015, at a deemed price of $0.10 per Common Shares which will be a credit to the $1,600,000 payment due on or before April 13, 2017, under the Option Agreement.

Once the Final Payment is made to Golden Predator, the Company will have a 100% interest in the Phoenix Joint Venture and therefore a 100% interest in the Lewis Property.

The Third Amendment and the issuance of the Extension Shares are subject to the approval of the TSX Venture Exchange.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”
Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.